news release

ArcelorMittal announces the publication of fourth quarter 2012 EBITDA sell-side analyst consensus figures on arcelormittal.com

Luxembourg, 30 January 2013 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s 2012 fourth quarter EBITDA. The consensus figures are based on analyst estimates recorded on an external web based tool to be provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus).
To arrive at the consensus figures below, VUMA have aggregated the expectations of sell side analysts who, to our best knowledge, cover ArcelorMittal on a continuous basis. This is a group of about 30 brokers currently. The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views.
On this page we provide you with the analyst estimates compiled by Vuma Consensus, and ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates
Period	Number of sell-side analysts participation	EBITDA consensus average $Million
Q4 2012E	24	$1,262

The consensus data is based on projections made by sell-side analysts. The sell-side analysts who cover ArcelorMittal and whose estimates are included in the group consensus outlined above are the following:

•	Applebaum Research - Michelle Applebaum
•	Bank of America Merrill Lynch - Cedar Ekblom
•	Bankia Bolsa - Iñigo Recio
•	Citigroup - Tom O’Hara
•	Commerzbank - Ingo-Martin Schachel
•	Credit Suisse - Michael Shillaker
•	Dahlman Rose & Co. - Anthony Rizzuto Jr.
•	Davy - Tim Cahill
•	Exane BNP Paribas - Sylvain Brunet, Luc Pez
•	Goldman Sachs - Stephen Benson, Ken Foong
•	Grupo Santander - Juan Ramon Correas

•	HSBC – Thorsten Zimmerman
•	Jefferies - Seth Rosenfeld
•	JP Morgan - Alessandro Abate
•	Kepler Capital Markets - Rochus Brauneiser
•	Macquarie Bank - Jeff Largey
•	Mainfirst – Alexander Hauenstein
•	Morgan Stanley - Alexander Haissl
•	Nomura - Neil Sampat
•	Petercam - Alan Vandenberghe
•	RBC - Tim Huff
•	Societe Generale - Alain William
•	UBS - Carsten Riek

Disclaimer

The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on www.arcelormittal.com.